SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of August 2007

Vannessa Ventures Ltd.

(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: August 8, 2007   By: /s/ Cameron B. Boyer
                                       Name: Cameron B. Boyer
                                       Title: Controller

Exhibit   Description

1. Notice of Annual General Meeting;
2. Information Circular;
3. Request for Annual Consolidated Audited and Interim Consolidated Quarterly Financial Statements
4. Proxy.

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street SW
Calgary, Alberta
T2R 1K4
Tel: (403) 444-5191 / Fax: (403) 444-5190

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Vannessa Ventures Ltd. (the "Company") will be held at The Inn on Macleod Trail, Victoria "A' Room, 4206 Macleod Trail South, Calgary, Alberta, on Thursday, September 13, 2007, at the hour of 2:00 P.M., Calgary time, for the following purposes:

1. To receive the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2007.

2. To fix the number of directors at six (6).

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To approve and ratify the Company's Stock Option Plan.

7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please ensure your shares are represented at the meeting by promptly voting and submitting your proxy by telephone, by Internet or by completing, signing, dating and returning your proxy form in the enclosed envelope.

DATED this 8th day of August, 2007

.

BY ORDER OF THE BOARD



John R. Morgan

President, Chief Executive Officer and Director

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street SW
Calgary, Alberta
T2R 1K4
Tel: (403) 444-5191 / Fax: (403) 444-5190

INFORMATION CIRCULAR

(As at August 8, 2007, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "**Meeting**") of the Company to be held on Thursday, September 13, 2007 and at any adjournments.Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy (the "**Management Proxyholders**") are officers or Directors of the Company.

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 250,000,000 common shares without par value (the **"shares"**), of which 115,955,723 shares are issued and outstanding as of August 8, 2007. Persons who are registered shareholders at the close of business on August 13, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Exploram Enterprises Ltd.[1]	58,654,490	50.6%

(1)   Exploram Enterprises Ltd. is a wholly-owned subsidiary of Coril Holdings Ltd., a company controlled by Ron Mannix of Calgary, Alberta.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

The Company is required to have an audit committee. Members of the audit committee are as set out below and include two non-executive directors.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[2]
Manfred Peschke[1] Whitehorse, Yukon *Director*	Self-employed consultant, Resource Intertrade Ltd.	December 15, 1994	1,523,178
John R. Morgan Calgary, Alberta *President, CEO & Director*	President & CEO Vannessa Ventures Ltd. Vice President Operations for Carbones del Guasane S.A.	December 15, 2003	220,000
George D. Chapel[1] Calgary, Alberta *Director*	Retired (1998 to present) President and CEO, Manalta Coal Ltd. (1991 – 1998)	September 27, 2000	10,000
Steven G. Dean Vancouver, British Columbia Chairman & *Director*	President Teck Cominco Limited (1999 to July 2002) Scirocco Mining Advisory Services Limited.[3]	May 15, 2007	5,714,285
John Thomas[1] Vancouver, British Columbia *Director*	Vice President, Operations, Bolivar Gold Corp. Vice President, Operations Vannessa Ventures Ltd	October 24, 2002	77,600
John Amundrud Calgary, Alberta *Director*	President and CEO, Coril Holdings Ltd.	September 23, 2004	Nil

(1) *Member of the audit committee.*
(2) *Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 8, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.*
(3) *Scirocco Mining Advisory Services Limited is a company associated with Mr. Dean.*

No proposed director:

(a)   is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)   was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)   or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except John Amundrud who was a Director of Richardson Technologies Inc., a private Alberta corporation which declared bankruptcy in late June 2005;

or

(b)   has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by applicable Canadian legislation) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at March 31, 2007, and the other three most highly compensated executive officers of the Company as at March 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
John R. Morgan President, CEO & Director	2007	150,000	Nil	Nil	300,000	Nil	Nil	Nil
	2006	150,000	Nil	Nil	300,000	Nil	Nil	Nil
	2005	150,000	Nil	Nil	250,000	Nil	Nil	Nil
	2004	150,000	Nil	Nil	175,000	Nil	Nil	Nil
John A. Thomas Vice President, Operations & Director	2007	180,000	Nil	Nil	150,000	Nil	Nil	Nil
	2006	180,000	Nil	Nil	100,000	Nil	Nil	Nil
Cameron B. Boyer[1] Controller	2007	131,940	Nil	Nil	70,000	Nil	Nil	Nil
	2006	125,652	Nil	Nil	60,000	Nil	Nil	Nil
	2005	125,652	Nil	Nil	50,000	Nil	Nil	Nil
	2004	125,652	Nil	Nil	Nil	Nil	Nil	Nil

1)   *Cameron B. Boyer has not been appointed chief financial officer but, for the purposes of satisfying the Company's disclosure obligations, has performed the functions of chief financial officer during the most recently completed financial year.*

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Option/SARs Granted[1] (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price[2] ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
John R. Morgan	300,000	22.56%	$0.32	$0.28	December 12, 2011
John A. Thomas	150,000	11.3%	$0.32	$0.28	December 12, 2011
Cameron B. Boyer	70,000	5.26%	$0.32	$0.28	December 12, 2011

(1)   *The options for common shares become exercisable on the date of grant, subject to regulatory and shareholder approval.*

(2)   *The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "**Exchange**") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange.*

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ① ($) Exercisable/ Unexercisable
John R. Morgan	Nil	Nil	1,025,000/Nil	$ Nil
John A. Thomas	Nil	Nil	450,000/Nil	$ Nil
Cameron B. Boyer	Nil	Nil	180,000/Nil	$ Nil

(1)   *Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.*

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company does not have employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company, through its Compensation Committee, is currently reviewing Directors' Compensation as the Company currently does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this information circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

During the year ended March 31, 2007, the Company paid fees to companies associated with certain directors of Vannessa for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project commencing in September 2005 which became direct employment commencing January 1, 2006.

The expenditures were allocated as follows:

	2007	2006
Charged to head office administration	$ 246,022	$ 160,016
Charged mineral interests	21,022	44,891
	$ 267,044	$ 204,907

In the past, the agreements were on a month-to-month basis and were to remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

During May 2007, the Company paid a structuring fee of $90,000 and, executed a consulting advisory agreement with a company associated with a Director for $120,000 per annum (See Audited Consolidated Financial Statements, March 31, 2007, Note 11 (a), Subsequent Events).

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did grant an aggregate of 350,000 stock options to the Directors who are not also Officers of the Company during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)[1]	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
George Chapel Director	100,000	7.52%	$0.32	$0.28	December 12, 2006	December 12, 2011
Manfred Peschke Director	150,000	11.28%	$0.32	$0.28	December 12, 2006	December 12, 2011
John Amundrud Director	100,000	7.52%	$0.32	$0.28	December 12, 2006	December 12, 2011

(1)   *The options generally become exercisable on the date of grant, subject to regulatory approval.*

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,295,000	$ 0.50	4,441,435
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,295,000	$ 0.50	4,441,435

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (See Audited Consolidated Financial Statements, March 31, 2007 (Note 3)).

APPOINTMENT OF AUDITOR

Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Ernst & Young LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Controller and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)   Review and update this Charter annually.

(b)   Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)   Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)   Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)   Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)   Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)   Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)   At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)   Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)   Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)   Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

   i.   the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

   ii.   such services were not recognized by the Company at the time of the engagement to be non-audit services; and

   iii.   such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

   Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)   In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)   Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)   Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)   Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)   Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)   Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)   Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)   Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)   Review certification process.

(j)   Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John Thomas	Not Independent	Financially literate
George Chapel	Independent	Financially literate
Manfred Peschke	Independent	Financially literate

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Manfred Peschke (Chairman) – Mr. Peschke has obtained three years of vocational training in business and accounting in Germany and has taken a three year business Management Certificate course from the University of Alberta. He began his career in the Yukon as an Accountant for the Keno Hill Mine's transportation division. He then joined the Caterpillar dealer in the Yukon where he became the company's controller, a position he held for nine years.

Following his experience with Caterpillar, Mr. Peschke founded his own consulting company for the mining industry and also co-founded Data Systems Processing which produced information systems for Municipal, Territorial and Federal Governments as well as large corporate clients.

Later Mr. Peschke was Managing Director during the development of an alluvial mining company which was one of the largest in the Yukon at that time. He followed this by forming a private company dedicated to mining and exploration which was subsequently moved to South America. In South America Mr. Peschke was a Director for Carson Gold Mines Inc. where he oversaw the exploration of a number of gold properties in Venezuela.

He and two partners founded Vannessa Ventures in 1995 and brought it public in 1996. Until 2004, Mr. Peschke was President of Vannessa and had overall responsibility for all aspects of operating the Company including preparations of financial statements and financial reporting. Mr. Peschke resigned as President on January 2004 and became Chairman of the Board of Directors, a position he held until May 15, 2007.

George Chapel – Mr. Chapel has been retired since September 1998 and currently serves as a Director on four Boards of two private companies including a special purpose trust company incorporated under the Laws of Alberta and on which he serves on the Audit Committee and the Conduct Review Committee. He also serves on the Audit Committee of one of the private company Boards.

Mr. Chapel is a civil engineer with over 40 years of experience in the construction and mining industry. He served as a Vice President and Vice President and General Manager with Manalta Coal Ltd for then Canada's larges coal mining company for a total of seven years. He later served for eight years as President and CEO of Manalta and was President when the company was taken from a private company to a public income trust. As the senior officer of Manalta, he had overall responsibility for all of the aspects of the company including accounting and preparation of financial statements and financial reporting as well as budgeting, long range planning and acquisitions.

Mr. Chapel has served as a Director of Vannessa since 2000.

John Thomas – Mr. Thomas is a PHD in chemical engineering and holds a diploma in accounting from the British Institute of Certified Accounts. Practical experience includes eight years as a senior partner in an engineering and consulting company in the mining industry and general manager of three operating mines with turnovers of $20 to $40 million a year. In this role, budgeting, cost accounting, internal control, stock control, financial accounting and interaction with auditors were all part of the duties of the general manager.
He served as Vice President of Operations for Bolivar Gold Corp., a TSX listed company and was responsible for constructing and bringing into production the company's Choco 10 mine in Venezuela until 2005. On January 1, 2006, he became Vice President of Operations for the Company focusing on the Crucitas project in Costa Rica.

Mr. Thomas has served as a Director of Vannessa since 2002.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

The Company is relying on the exemption in Section 6.1 of MI 52-110 in providing the disclosure in this Information Circular.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in the following categories for the twelve months ended March 31, 2007 and 2006 are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$ 78,002	$ -	$ 10,739	$ 66,454
2006	$ 105,240	$ 3,100	$ Nil	$ 110,050

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of six directors, two of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. George Chapel and Manfred Peschke are independent.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of an independent director who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table:

Director	Reporting Issuer
John R. Morgan	Grande Cache Coal Corporation Richards Oil & Gas Limited
Steven G. Dean	Amerigo Resources Ltd. Spur Ventures Inc. GRD NL
John A. Thomas	Alexandria Minerals Corporation

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. Information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;
2. access to recent publicly filed documents of the Company, technical reports and the Company's internal financial information; and,
3. access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining and exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The members of the Compensation Committee are George Chapel and John Amundrud of whom George Chapel is independent. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent Compensation Committee review(s) compensation paid for directors and CEOs of companies of similar size and stage of development in the mining and exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually review(s) the performance of the CEO in light of the Company's objectives and consider(s) other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)   Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective August 12, 2003, which was approved by the Exchange and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan of the Company pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers employees and consultants of the Company or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan is available for viewing up to the date of the Meeting at the Company's registered and records offices at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on the Company's website at www.vannessaventures.com and will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has a material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 220, 1010 – 1ˢᵗ Street SW, Calgary, Alberta, T2R 1K4, Tel: (403) 444-5191 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors.

DATED this 8th day of August, 2007.


**BY ORDER OF THE BOARD OF DIRECTORS
OF VANNESSA VENTURES LTD.**



John R. Morgan

President, Chief Executive Officer and Director


VANNESSA VENTURES LTD.

YEAR ENDED MARCH 31, 2007

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.   Analysis of deferred costs:

   See Schedule B, Analysis of Deferred Costs, following.

2.   Related party transactions:

   See Financial Statements (Note 7)

3.   Summary of securities issued and options granted during the year:

   a)   Securities issued during the year: See financial statements (Note 6).
   b)   Options granted during the year; See Schedule B, Options Granted, following.

4.   Summary of securities as at the date of this report:

   See Financial Statements (Note 6)

   Securities issued during the year:

   See Financial Statements (Note 6 (b), 6 (f), and 6 (g))

5.   Names of the directors and officers as at the date of this report:

   d)   List of Directors: List of Officers:

   George Chapel   John R. Morgan, President
   John R. Morgan
   Manfred Peschke
   John Thomas
   John K. Amundrud
   Steven G. Dean

VANNESSA VENTURES LTD.

YEAR ENDED MARCH 31, 2007

SCHEDULE B: SUPPLEMENTARY INFORMATION

Options granted during the year were as follows:

Issue Date	Number	Optionee	Exercise Price	Expiry Date
December 12, 2006	100,000	George Chapel	$0.32	December 12, 2011
December 12, 2006	25,000	Jennifer Falconer	$0.32	December 12, 2011
December 12, 2006	100,000	John Amundrud	$0.32	December 12, 2011
December 12, 2006	70,000	Cameron B. Boyer	$0.32	December 12, 2011
December 12, 2006	10,000	Jose Soto	$0.32	December 12, 2011
December 12, 2006	15,000	Juan Hernandez	$0.32	December 12, 2011
December 12, 2006	300,000	John R. Morgan	$0.32	December 12, 2011
December 12, 2006	15,000	Juan Obando	$0.32	December 12, 2011
December 12, 2006	10,000	Esther Park	$0.32	December 12, 2011
December 12, 2006	150,000	Manfred Peschke	$0.32	December 12, 2011
December 12, 2006	15,000	Lorne Repka	$0.32	December 12, 2011
December 12, 2006	5,000	Michell Matamoros	$0.32	December 12, 2011
December 12, 2006	100,000	Jim Decker	$0.32	December 12, 2011
December 12, 2006	10,000	Rene Gay Pola	$0.32	December 12, 2011
December 12, 2006	50,000	Marianna Almeida	$0.32	December 12, 2011
December 12, 2006	15,000	Luis Ignacio Rojas	$0.32	December 12, 2011
December 12, 2006	25,000	Rodgrigo Vasquez	$0.32	December 12, 2011
December 12, 2006	10,000	Alonso Mago Tovar	$0.32	December 12, 2011
December 12, 2006	100,000	Anis Ardekany	$0.32	December 12, 2011
December 12, 2006	10,000	Netty Guzman	$0.32	December 12, 2011
December 12, 2006	10,000	Warner Rojas	$0.32	December 12, 2011
December 12, 2006	10,000	Roberto Montalba	$0.32	December 12, 2011
December 12, 2006	150,000	John Thomas	$0.32	December 12, 2011
December 12, 2006	15,000	Sandra Arredondo	$0.32	December 12, 2011
December 12, 2006	10,000	Stephen Lamazon	$0.32	December 12, 2011
March 15, 2007	100,000	Coal Harbor Communications	$0.45	March 15, 2008
	1,430,000			

Vannessa Ventures Ltd
Schedule B - Supplementary Information
Analysis of Deferred Exploration Expenditures
Year ended March 31, 2007

		March 31 2007 $	Current Charges $	March 31 2006 $
BRAZIL				
a)	**Parima**			
	Acquisition costs	$ 40,657	$ -	$ 40,657
	Less: impairment charge	(40,656)	-	(40,656)
		1	-	1
	Deferred exploration expenditures:			
	Geophysics and geochem	3,326	-	3,326
	Field office administration	62,396	3,490	58,906
	Reports and technical studies	1,861	-	1,861
		67,583	3,490	64,093
	Less: impairment charge	(67,583)	(3,490)	(64,093)
		-	-	-
Total - Brazil		1	-	1
COSTA RICA				
	Industrias Infinito			
	Acquisition costs	2,669,504	-	2,669,504
	Deferred exploration costs:			
	Amortization	319,971	25,045	294,926
	Audit fees	21,360	4,000	17,360
	Geological consulting	2,110,603	672,477	1,438,126
	Contractors	595,599	93,209	502,390
	Environmental mining plan license	535,089	107,983	427,106
	Equipment rental	273,776	43,944	229,832
	Camp and supplies	671,331	94,827	576,504
	Field office administration	811,805	177,009	634,796
	Equipment and camp maintenance	471,478	247,754	223,724
	Property option payment	316,510	131,631	184,879
	Stock compensation	97,313	16,771	80,542
	Travel and accomodation	502,888	240,859	262,029
	Taxes	457,095	267,375	189,720
	Telephone	111,627	14,491	97,136
	Transportation and freight	155,977	3,478	152,499
	Wages	1,459,167	379,782	1,079,385
		8,911,589	2,520,635	6,390,954
	Less: impairment charge	(4,081,850)	-	(4,081,850)
		4,829,739	2,520,635	2,309,104
Total - Costa Rica		7,499,243	2,520,635	4,978,608

GUYANA
a)   **Potaro district**
        Maple Creek concessions

Exploration costs	5,590,987	511,573	5,079,414
Machinery & equipment	915,633	-	915,633
Mining plant	565,993	-	565,993
Vehicles	45,925	-	45,925
	1,527,551	-	1,527,551
	7,118,538	511,573	6,606,965
Less: joint venturer contribution	(2,354,304)	-	(2,354,304)
	4,764,234	511,573	4,252,661
Inventory of bulk samples	65,481	-	65,481
	4,829,715	511,573	4,318,142
Less: impairment charge	(4,802,293)	(511,573)	(4,290,720)
	27,422	-	27,422

Potaro concessions

Acquisition costs	54,378	-	54,378
Deferred exploration expenditures:			
Amortization	105,455	-	105,455
Camp and supplies	569,881	-	569,881
Geological consulting	228,488	-	228,488
Equipment rental	13,587	-	13,587
Field work	1,634,865	169,815	1,465,050
Filing fees, permits and licenses	185,624	-	185,624
Exploration management	441,631	-	441,631
Travel and accommodation	66,245	-	66,245
Royalties	6,824	-	6,824
Stock compensation	41,732	-	41,732
Freight and transportation	119,383	-	119,383
Wages and administration	369,655	-	369,655
	3,783,370	169,815	3,613,555
Less: sale of bulk samples	(117,596)	-	(117,596)
	3,665,774	169,815	3,495,959
Inventory of bulk samples	41,170	-	41,170
	3,706,944	169,815	3,537,129
	3,761,322	169,815	3,591,507
Less: impairment charge	(3,661,322)	(169,815)	(3,491,507)
	100,000	-	100,000

b) **Marudi Mountain**

Acquisition costs	144,000	-	144,000
Deferred exploration			
Exploration management	420,867	107,408	313,459
Camp and supplies	217,381	15,360	202,021
Drilling program	663,197	1,703	661,494
Field offce administration	126,116	12,582	113,534
Field work	433,861	66,764	367,097
License fees	209,781	-	209,781
Road clearing	70,792	-	70,792

Stock compensation	18,698	-	18,698
Vehicle and transportation	1,011	-	1,011
	2,161,704	203,817	1,957,887
Less: impairment charge	(501,725)	(203,817)	(297,908)
	1,659,979	-	1,659,979
	1,803,979	-	1,803,979

c) **South Guyana Concessions**

Acquisition costs	218,557	-	218,557
Deferred exploration costs:			
Exploration management	116,658	-	116,658
Permits and filing fees	258,041	-	258,041
Geochem and physics	86,651	-	86,651
	461,350	-	461,350
	679,907	-	679,907
Less: impairment charge	(589,146)	-	(589,146)
	90,761	-	90,761

Total - Guyana

	2,022,162	-	2,022,162

VENEZUELA

Las Cristinas

Acquisition costs	122,635	-	122,635
Less: impairment charge	(122,634)	-	(122,634)
	1	-	1
Deferred exploration expenditures			
Administrative salaries	1,397,029	41,194	1,355,835
Camp and supplies	284,722	-	284,722
Community relations	479,166	22,294	456,872
General administration	722,177	79,112	643,065
Legal costs	1,459,632	147,982	1,311,650
Mining wages	503,275	-	503,275
Rent	258,720	30,162	228,558
Travel	260,379	11,359	249,020
	5,365,100	332,103	5,032,997
Less: impairment charge	(5,365,100)	(332,103)	(5,032,997)
	-	-	-

Total - Venezuela

	1	-	1

Total mineral interests

	$ 9,521,407	$ 2,520,635	$ 7,000,771

VANNESSA VENTURES LTD

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on September 13, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Mountain Time, on September 11, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

 **To Vote Using the Internet**

- Go to the following web site:
  www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER   **HOLDER ACCOUNT NUMBER**   **ACCESS NUMBER**

20JL07118.E.SEDAR/000001/000001/i









Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of Vannessa Ventures Ltd. (the "Company") hereby appoints: John R. Morgan, a Director of the Company, or failing this person, **Steven G. Dean,** a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting of the Shareholders of Vannessa Ventures Ltd. to be held at The Inn on MacLeod Trail, Victoria "A" Room, 4206 MacLeod Trail South, Calgary, Alberta T2G 2R7, on Thursday, 13 September 2007, at the hour of 2:00 P.M., Calgary Time** and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the number of Directors

To determine the number of Directors at six (6).

For ☐ **Against** ☐

2. Election of Directors

	For	Withhold
01. **Manfred Peschke**	☐	☐
02. **John R. Morgan**	☐	☐
03. **George D. Chapel**	☐	☐
04. **John A. Thomas**	☐	☐
05. **John K. Amundrud**	☐	☐
06. **Steven G. Dean**	☐	☐

F

3. Appointment of Auditors

To appoint **Ernst & Young LLP** as Auditors of the Company.

For ☐ **Withhold** ☐

4. Auditors' Remuneration

To authorize the Directors to fix the auditors' remuneration.

For ☐ **Against** ☐

5. Stock Option Plan

To approve and ratify the Company's Stock Option Plan.

For ☐ **Against** ☐

F

6. Transact Other Business

To transact such other business as may properly come before the Meeting.

For ☐ **Against** ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 3 0 6 5 0 A R 0 V V V Q